SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 ----------------------------------------------
                                  Schedule TO

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1)of the Securities Exchange Act of 1934


                              Payless ShoeSource, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                       Payless ShoeSource, Inc. (Issuer)
                 ----------------------------------------------
        (Name of Filing Person (Identifying Status as Offeror, Issuer or
                                 Other Person))

                     Common Stock, Par Value $.01 Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   704379106
                 ----------------------------------------------
                     (CUSIP Number of Class of Securities)

                             William J. Rainey, Esq.
                            Payless ShoeSource, Inc.
            3231 South East Sixth Street, Topeka , Kansas 66607-2207
                           Telephone: (785) 233-5171
                 ----------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Filing
                                    Persons)

                                    Copy to:
                            Edward D. Herlihy, Esq.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                            New York, New York 10019
                           Telephone: (212) 403-1000
                 ----------------------------------------------

                           CALCULATION OF FILING FEE



TRANSACTION VALUATION                                 AMOUNT OF FILING FEE*

-------------------
* Pursuant to General Instruction D to Schedule TO, no filing fee is required.

/_/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A
Form or Registration No.:  N/A
Filing Party:  N/A
Date Filed:  N/A

/x/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/_/ third-party tender offer subject to Rule 14d-1.
/x/ issuer tender offer subject to Rule 13e-4.
/_/ going-private transaction subject to Rule 13e-3.
/_/ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/

     This Tender Offer Statement on Schedule TO relates to the tender offer by Payless ShoeSource, Inc., a Delaware corporation, to purchase 7,547,170 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $.01 per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of April 20, 1998, between Payless ShoeSource, Inc. and UMB Bank, N.A., as Rights Agent, at prices not in excess of $53 nor less than $48 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12.        EXHIBIT.

(a)(5)          Press Release, dated March 8, 2000.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       PAYLESS SHOESOURCE, INC.
                                       By:  *
                                          Name:
                                          Title:

Dated:

---------
*  Pursuant to General Instruction D to Schedule TO, no signature is required.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                DESCRIPTION


(a)(5)                Press Release, dated March 8, 2000